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                    December 9, 2021

       Peter Klamka
       Chief Executive Officer
       Cordia Corporation
       401 Ryland St.
       Reno, NV, 89502

                                                        Re: Cordia Corporation
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed October 21,
2021
                                                            File No. 000-51202

       Dear Mr. Klamka:

               We issued comments to you on the above captioned filing on November 16, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 23, 2021.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Technology
       cc:                                              Jonathan Leinwand